

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2022

Cara Soffer
General Counsel
XpresSpa Group, Inc.
254 West 31st Street, 11th Floor
New York, New York 10001

> **Re: XpresSpa Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed on March 31, 2022**
> **File No. 333-264026**

Dear Ms. Soffer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Jennifer Lopez Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services